Mail Stop 3561

								November 8, 2005

BY U.S. MAIL and FACSIMILE  [ (248) 489 - 9334 ]

Mr. Brian T. Donnelly
  President and Chief Operating Officer
AJAY SPORTS, INC.
37735 Enterprise Court, Suite 600
Farmington Hills, Michigan  48331

	Re:	Ajay Sports, Inc.
		Item 4.01 Form 8-K
		Filed October 26, 2005
		File No. 0-18204

Dear Mr. Donnelly:

	We have reviewed the above referenced filings for compliance with the requirements with respect to the Item 4.01 disclosures of the Form 8-K. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. An amendment to the Item 4.01 Form 8-K should be filed immediately.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Brian T. Donnelly
Ajay Sports, Inc.
November 8, 2005
Page 2

Item 4.01 of Form 8-K

1. Revise the first paragraph to specifically disclose whether the former independent accountants, J.L. Stephan, Co. PC CPAs, resigned, declined to stand for re-election or was dismissed and the date.
See
Item 304(a)(1)(i) of Regulation S-B.

2. Please expand the fourth paragraph to disclose whether there were any disagreements or reportable events with J.L. Stephan, Co. PC CPAs for the fiscal years ended December 31, 2001 and December 31, 2002 and the subsequent period through the effective date of change in certifying independent accountant.

3. In the amended Item 4.01 Form 8-K please provide the required
Exhibit 16.1 letter from the former accountants, J.L. Stephan, Co.
PC
CPAs, indicating whether or not they agree with your revised disclosures. See Item 304(a)(3) of Regulation S-B.

Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Brian T. Donnelly
Ajay Sports, Inc.
November 8, 2005
Page 3

Closing

	You may contact the undersigned below at (202) 551-3328 if you have questions regarding the above matters.


Sincerely,



								Beverly A. Singleton
								Staff Accountant

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